Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	103,194
Due from clearing firm, including clearing deposit of $500,000		763,717
Accounts receivable		198,663
Related party receivable		44,363
Prepaid expense		38,596
Security deposits		4,856
	$	1,153,389

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	49,529
Accrued bonus		13,500
Commission payable		306,163
Due to member		97,734
Deferred rent		7,579
Due to affiliates		26,160
Total liabilities		500,665
Members' equity		652,724
	$	1,153,389

The Notes to Financial Statements are an integral part of this statement.